April 2, 2021

U.S. Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

Re:	Atlas Corp. (the “Company”) Acceleration Request for Registration Statement on Form F-4, filed on March 19, 2021 (File No. 333-254537)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Company hereby requests that the effective date of the above-referenced Registration Statement be accelerated so that it becomes effective at 4:00 p.m., Eastern Time, on April 6, 2021, or as soon thereafter as practicable.

The Company also requests that the Securities and Exchange Commission confirm the effective date and time of the Registration Statement to Company counsel, DLA Piper LLP (US), Attention: Christopher C. Paci, by email to christopher.paci@us.dlapiper.com.

[Signature page follows]

Sincerely,

ATLAS CORP.

By:	/s/ Sarah Pybus
Name:	Sarah Pybus
Title:	Secretary

(Signature Page to Acceleration Request – Exchange Offer Form F-4)